Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL SHAREHOLDERS SHOULD DISREGARD THE LATEST MISINFORMATION FROM EUGENE MELNYK

Vote Your BLUE Proxy Now

TORONTO – June 9, 2008 – Biovail Corporation (NYSE, TSX: BVF) today advised its approximately 56,000 shareholders to disregard the latest efforts by Eugene Melnyk to take control of the Company by installing his personally selected nominees on the Board of Directors at Biovail’s Annual Meeting of Shareholders on June 25, 2008.

Biovail will respond as necessary to the misinformation in today’s letter from Mr. Melnyk who, along with an entity he controls, are the so-called “concerned shareholders” seeking control of Biovail.

In the interim, Biovail notes:

•                  Mr. Melnyk ignores the fact that Biovail’s New Strategic Focus is described in detail in the Company’s Management Proxy Circular dated May 9, 2008.  The benefits of the new direction far outweigh any argument by Mr. Melnyk in favour of a return to an obsolete and uncertain plan.

•                  Mr. Melnyk, as the dissident shareholder, personally approved his nominees to the Board. No one else could have. Therefore, it is simply not credible for him to claim they are not “hand-picked”. By attempting to gain control of the Board, he is trying to put himself in a position where he can pursue his personal interests rather than the long-term interests of other shareholders.

•                  Mr. Melnyk continues to overlook the more than 63% decline in shareholder value that occurred while he was Chief Executive Officer (CEO) and the continued deterioration which followed that period as the Company was forced to deal with mounting litigation and failed new product development for which he was directly responsible.

•                  Mr. Melnyk, on the one hand, discusses his role in the senior management of the Company which ended only in February 2008 while, on the other, absolves himself of all responsibility for management since 2004. He cannot do both.

•                  Mr. Melnyk continues to claim he is retired, a statement that is irrelevant to his influence over the nominees he has hand-picked to represent him on the Board, should he be successful in his proxy contest.

There can be no doubt that Mr. Melnyk wants to regain control of Biovail and continues to attempt to mislead and distract shareholders from his true intentions.

Biovail shareholders should reject Mr. Melnyk’s efforts and elect the Company’s experienced and independent nominees, who can continue to take the steps that can build shareholder value.

“The fact is that Biovail is already better – a far better company in terms of strategic direction and corporate governance – than it was when Eugene Melnyk was CEO,” said Dr. Douglas Squires, Chairman of the Board of Directors.  “We have a stronger Board overseeing an accomplished management team and with a demonstrated commitment to the interests of all 56,000 Biovail shareholders. We advise those shareholders to examine the facts, rather than the selective interpretation from Mr. Melnyk.”

Voting in Favour of Biovail Nominees

Biovail continues to urge all shareholders to vote their BLUE form of proxy in favour of the election of Biovail’s slate of director nominees.  Shareholders with any questions or requiring assistance in completing their BLUE form of proxy are asked to contact Biovail’s proxy solicitation agent, Georgeson, North American toll-free at 1-866-676-3028.  Your vote is extremely important.  To be effective, your BLUE proxy must be received before and no later than 10:00 a.m. (Toronto time) June 23, 2008.  We recommend voting by internet, telephone or facsimile today, or at least 24 hours in advance of the proxy cut-off.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, the

Company’s objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s New Strategic Focus, including the Company’s intention and ability to implement and effectively execute elements of its New Strategic Focus and the anticipated impact of the Company’s New Strategic Focus and can generally be identified by the use of words such as “targets”, “guidance”, “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the election of Biovail’s slate of directors at its upcoming shareholders meeting, the efficiency of the Company’s infrastructure and cost rationalization, prescription trends, pricing and reimbursement in the therapeutic area of focus the Company selects, timelines associated with the development of, and receipt of regulatory approval for, the Company’s products, the competitive landscape in the markets in which the Company competes, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings and settlements thereto, fluctuations in operating results, the availability of capital and satisfaction of applicable laws for dividend payments, the market liquidity of Biovail common shares and the satisfaction of applicable laws relating to the acquisition by the Company of its common shares, the proxy contest in connection with the election of the board of directors at the upcoming shareholders meeting and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.